                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -----------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Bionutrics, Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   090946104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              George E. Duck, Jr.
                       2425 E. Camelback Road, Suite 650
                            Phoenix, Arizona  85016
                                  602/508-0112
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 14, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].





                               Page 1 of 7 Pages
                            Exhibit Index on Page 7

CUSIP No. 090946104                   13D                      Page 2 of 7 Pages

------------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          AC HUMKO CORP. (62-1611351)
------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                            (b) X
------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                          WC
------------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware
------------------------------------------------------------------------------------------------------------------------
  NUMBER         7        SOLE VOTING POWER
    OF
  SHARES                        4,000,000
BENEFICIALLY              --------------------------
   OWNED         8        SHARED VOTING POWER
    BY                          -0-
   EACH                   --------------------------
 REPORTING
  PERSON         9        SOLE DISPOSITIVE POWER
   WITH
                                4,000,000
                          --------------------------
                 10       SHARED DISPOSITIVE POWER
                                -0-
------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,000,000 shares of Common Stock and 2,000,000 shares of Common Stock underlying currently exercisable warrants
------------------------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                              [ ]
------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.9%
------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
------------------------------------------------------------------------------------------------------------------------

CUSIP No. 090946104                   13D                      Page 3 of 7 Pages

------------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          The Garfield Weston Charitable Foundation
------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                            (b) x
------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                          AF
------------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                          United Kingdom
------------------------------------------------------------------------------------------------------------------------
  NUMBER         7        SOLE VOTING POWER
    OF
  SHARES                        -0-
BENEFICIALLY              ---------------------------
   OWNED         8        SHARED VOTING POWER
    BY                          4,000,000
   EACH                   ---------------------------
 REPORTING
  PERSON         9        SOLE DISPOSITIVE POWER
   WITH
                                -0-
                          ---------------------------
                 10       SHARED DISPOSITIVE POWER
                                4,000,000
------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,000,000 shares of Common Stock and 2,000,000 shares of Common Stock underlying currently exercisable warrants
------------------------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                              [ ]
------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.9%
------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
------------------------------------------------------------------------------------------------------------------------

CUSIP No. 090946104                   13D                      Page 4 of 7 Pages


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Bionutrics, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2425 E. Camelback Road, Suite 650, Phoenix, Arizona 85016.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by (i) AC HUMKO CORP., a Delaware corporation ("AC HUMKO"), with respect to the shares of Common Stock beneficially owned by it and (ii) The Garfield Weston Charitable Foundation (the "Foundation") with respect to the shares of Common Stock beneficially owned by AC HUMKO. The foregoing persons are sometimes referred to herein as the "Filing Persons." Any disclosure herein with respect to persons other than the Filing Persons are made on information and belief after making inquiry to the appropriate party.

         AC HUMKO, a Delaware corporation, is a wholly-owned subsidiary in the Foundation's ownership group. The Foundation is an English charitable trust organized under the laws of the United Kingdom.

         (b) The business address of AC HUMKO is 7171 Goodlett Farms Parkway, Memphis, Tennessee 38101. The business address of the Foundation is Bowater House - 68 Knightsbridge, London, SW1X 7LQ, England.

         (c) The principal business of both AC HUMKO and the Foundation is food processing and commodities.

         (d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 14, 1998, AC HUMKO entered into a Stock Purchase Agreement (the "Agreement") dated as of August 14, 1998 with the Issuer pursuant to which AC HUMKO acquired (i) 2,000,000 shares of Common Stock at $2.00 per share (the "Shares") and (ii) warrants (the "Warrants") exercisable for 2,000,000 shares of Common Stock at $2.00 per share, subject to adjustment, for an aggregate purchase price of $4,000,000. The transaction was completed on August 14, 1998. AC HUMKO used funds supplied from its working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Filing Persons entered into the transaction for investment purposes. The Filing Persons currently do not intend to acquire additional shares materially above 17.9% of the Issuer. However, the Filing Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease their investment in the Common Stock of the Issuer.

         On August 14, 1998, the Issuer, including certain of its subsidiaries, and AC HUMKO entered into a technology transfer agreement and a supply agreement for the purpose of transferring certain intellectual property assets to AC HUMKO. In addition, the Issuer and AC HUMKO are in discussions regarding the purchase and sale of certain related operating assets of the Issuer and its subsidiaries to AC HUMKO. There can be no assurance, however, that the Filing Persons and the Issuer will complete the contemplated asset sale transactions.

CUSIP No. 090946104                   13D                      Page 5 of 7 Pages


         Pursuant to the Agreement, the Issuer and certain members of its management agreed to nominate and vote for AC HUMKO's designee to the Issuer's board of directors.

         Except as set forth above in this Item 4, none of the Filing Persons nor, to the best of each Filing Person's knowledge, none of the executive officers or directors of such Filing Persons, as applicable, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) In addition to the 2,000,000 shares of Common Stock of the Issuer purchased pursuant to the Agreement, the Filing Persons beneficially own the right, in the form of currently exercisable warrants, to acquire 2,000,000 shares of Common Stock of the Issuer, which in the aggregate constitute 17.9% of the Common Stock outstanding based on the number of securities outstanding (20,329,381), which number is comprised of the Shares and the total number of shares outstanding as contained in the Issuer's most recent filing on Form 10-Q (filed June 15, 1998), and including as outstanding the 2,000,000 shares issuable to AC HUMKO under the Warrants. Such securities were acquired pursuant to the transactions described in Item 3 hereof.

         (b) AC HUMKO has sole voting power and power to dispose of the shares of Common Stock beneficially owned by the Filing Persons. The Foundation, as the ultimate parent of AC HUMKO, has shared voting and dispositive power with respect to such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4 hereof.

         Pursuant to the Agreement, the Issuer granted certain registration rights to AC HUMKO with respect to the Shares and with respect to shares of Common Stock acquired upon the exercise of the Warrants. These rights include certain demand registration rights in addition to "piggy-back" registration rights, each as set forth in the Agreement.

         Pursuant to the Agreement, the Issuer granted certain rights of first refusal to AC HUMKO to purchase additional securities of the Issuer, up to the amount of AC HUMKO's pro rata share, and to purchase material assets or subsidiaries of the Issuer that the Issuer may propose to sell or otherwise transfer, each as described in the Agreement.

         Pursuant to the Agreement, the Issuer and certain members of its management agreed to nominate and vote for AC HUMKO's designee to the Issuer's board of directors.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Stock Purchase Agreement (Agreement, as defined above), dated as of August 14, 1998, including Exhibits A, D and E thereto.

         2. Joint Filing Agreement, dated as of August 21, 1998, among AC HUMKO and the Foundation.

CUSIP No. 090946104                   13D                      Page 6 of 7 Pages


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     AC HUMKO CORP.


August 21, 1998                      By:     /s/ Wayne Briesemeister
-------------------                     ----------------------------------------
   Date                                          Wayne Briesemeister,
                                                 Vice President


                                     THE GARFIELD WESTON CHARITABLE FOUNDATION


                                     By:     /s/  Garfield Howard Weston
                                         ---------------------------------------
                                                  Garfield Howard Weston,
                                                  Director





         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

    ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 090946104                   13D                      Page 7 of 7 Pages


                                 EXHIBIT INDEX



EXHIBIT                            DESCRIPTION
-------                            -----------
1.           Stock Purchase Agreement (Agreement, as defined above), dated as of August 14, 1998, including Exhibits A, D and E thereto.

2.           Joint Filing Agreement, dated as of August 21, 1998, among AC
             HUMKO and the Foundation.
